Exhibit 99.1

Constellium

Financial Report

Half-Year ended June 30, 2015

Financial Report – Half-Year ended June 30, 2015

Table of contents

• Key Financial Results	3

• Management Report	4

• Condensed Interim Consolidated Financial Statements	13

• Management Statement	40

Cautionary statement

Forward looking statements included in this document are subject to risk factors associated with, amongst others, economic and business circumstances occurring from time to time in the countries and markets in which the Group operates. We believe that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated (see Forward looking statement section included in this report).

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Financial Report – Half-Year ended June 30, 2015

Key Financial Results

The table below presents the Group’s key consolidated financial result indicators for the three-month and six-month periods ended June 30, 2015 and June 30, 2014:

	Three months ended
(in millions of Euros except volumes and per ton data)	June 30, 2015	June 30, 2014
Shipments (‘000 metric tons)	386	279
Revenues	1,375	920
Profit from operations	(3)	70
Net income / (loss)	(47)	28
Adjusted EBITDA*	93	81
Adjusted EBITDA* per metric ton (in €)	241	291
Earnings per share, diluted (in €)	(0.45)	0.26

	Six months ended
(in millions of Euros except volumes and per ton data)	June 30, 2015	June 30, 2014
Shipments (‘000 metric tons)	767	548
Revenues	2,768	1,803
Profit from operations	(7)	126
Net income	(78)	58
Adjusted EBITDA*	188	152
Adjusted EBITDA* per metric ton (in €)	245	277
Earnings per share, diluted (in €)	(0.75)	0.53

*	Adjusted EBITDA is a non-GAAP financial measure (see Non-GAAP measures section included in this report)

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Financial Report – Half-Year ended June 30, 2015

Management Report

Second Quarter Highlights:

•	Shipments of 386 thousand metric tons, up 38%

•	Revenue of €1.375 billion, up 49%

•	Adjusted EBITDA of €93 million, including €19 million from Muscle Shoals adjusted for Midwest premium impact

•	Strong Adjusted Free Cash Flow of €72 million and liquidity of €690 million

•	Automotive rolled shipments up 18%; Automotive extruded shipments up 16%

•	Muscle Shoals operational integration progressing well, still working through metal management issues

•	Q2 2015 Diluted EPS of (€0.45), EPS excluding unrealized gains on derivatives of (€0.61)

Constellium’s second quarter 2015 results include a record Adjusted EBITDA in our AS&I segment and better than anticipated results in our A&T business. We also achieved record shipments and Adjusted EBITDA in P&ARP due to the acquisition of Wise Metals in January 2015.

Revenues for the second quarter 2015 were €1.375 billion, an increase of 49% from the second quarter 2014, of which €308 million were contributed by Muscle Shoals. Adjusted EBITDA was €93 million, including €19 million from Muscle Shoals. This is an increase of 15% from the second quarter 2014 Adjusted EBITDA of €81 million. For the six months ended June 30, 2015, Constellium reported Adjusted EBITDA of €188 million, including €44 million from Muscle Shoals compared to €152 million for the same period in 2014. Second quarter 2015 shipments were 386k metric tons, an increase of 38% from second quarter 2014, of which 111k metric tons were contributed by Muscle Shoals. Adjusted EBITDA per metric ton for the second quarter 2015 was €241 compared to €291 for the second quarter 2014.

Commenting on the second quarter 2015 results, Pierre Vareille, Constellium’s Chief Executive Officer said: “Second quarter results reflect the overall strength of our segments and our historical business is doing well. However, P&ARP faces some headwinds in the U.S., which we expect to overcome by year-end. The operational integration of Muscle Shoals is progressing well and our Body-in-White initiative is advancing in line with our long-term strategy. We continue to see strong demand in our targeted markets.”

Update on Wise Metals Acquisition

The operational integration of the Muscle Shoals facility, acquired from Wise Metals, is progressing well. We are generating cash faster than expected as we are ahead of schedule in reducing our working capital at Muscle Shoals, which made a significant contribution to the €72 million adjusted free cash flow in this quarter. Notably, the improvement in adjusted free cash flow in the second quarter 2015 reflects a 20% reduction in inventory at Muscle Shoals compared to the last quarter.

In the first half of 2015, the performance of Muscle Shoals reflected the unprecedented downward movement in the U.S. Midwest aluminium premiums, which fell from $524 per metric ton as of January 5, 2015 to $185 per metric ton as of June 30, 2015. The contracts in place at Muscle Shoals have more limited premium pass-through than is customary in most of Constellium’s contracts and, as a result, the drop in premiums resulted in

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Financial Report – Half-Year ended June 30, 2015

a negative impact of €19 million in the second quarter 2015 and €20 million for the first half of 2015. After adjusting for this negative impact, Adjusted EBITDA for the second quarter and six months ended June 30, 2015 for Muscle Shoals were €19 million and €44 million, respectively. As part of our integration, we have been actively engaged with our customers and suppliers to bring the Muscle Shoals contracts in line with our standards. We are making good progress in addressing metal management practices with our customers and suppliers to resolve these issues.

We currently expect the financial performance of the second half of 2015 for Muscle Shoals to be lower than the performance in the first half as we continue to address metal management issues. These issues are expected to extend until the end of the year, particularly those related to annual procurement contracts. In addition, although volumes are on track, they are expected to be lower in the second half due to normal seasonality with less favorable product mix. The first half of 2015 also benefited from a competitor outage. Consequently, we currently expect the 2015 full year Adjusted EBITDA for Muscle Shoals to be in the range of €60 million to €75 million, at constant currency.

We expect to get through these negative headwinds by the end of 2015 and most of the production of the plant is already contracted for in 2016. As a result, Muscle Shoals is expected to be fully integrated by the end of 2015 and we are expecting our P&ARP segment Adjusted EBITDA to substantially improve in 2016, as we continue to implement our long-term strategy.

Group Summary

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	386	279	38%	767	548	40%
Revenues (€ millions)	1,375	920	49%	2,768	1,803	53%
Adjusted EBITDA (€ millions)	93	81	15%	188	152	24%
Adjusted EBITDA per metric ton (€)	241	291	(17%)	245	277	(12%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures and the difference between the sum of reported segment Adjusted EBITDA and the group Adjusted EBITDA is related to Holdings and Corporate.

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Financial Report – Half-Year ended June 30, 2015

Results by Segment

Packaging and Automotive Rolled Products

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	268	165	62%	534	320	67%
Revenues (€ millions)	733	400	83%	1,507	760	98%
Adjusted EBITDA (€ millions)	53	36	49%	106	63	70%
Adjusted EBITDA per metric ton (€)	201	219	(8%)	199	195	2%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The consolidation of the Muscle Shoals facility resulted in a positive impact to the P&ARP segment with a 62% growth in shipments to 268k metric tons, and an Adjusted EBITDA of €53 million. Adjusted EBITDA per metric ton of €201 for P&ARP decreased by 8% over the same period in the prior year. The increase in shipments and revenue in the second quarter of 2015 primarily reflects both the newly acquired Muscle Shoals facility and strong growth in automotive rolled products. The P&ARP segment Adjusted EBITDA for the second quarter 2015 was also impacted by a negative €4 million foreign exchange effect.

For the six months ended June 30 2015, Adjusted EBITDA was €106 million which represented a 70% increase from €63 million over the same period in 2014, and primarily reflects our acquisition of Wise Metals.

Aerospace and Transportation

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	63	62	1%	122	123	(1%)
Revenues (€ millions)	366	301	22%	717	600	19%
Adjusted EBITDA (€ millions)	30	31	(4%)	57	55	3%
Adjusted EBITDA per metric ton (€)	470	497	(5%)	465	447	4%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter 2015 results in the A&T segment decreased slightly to €30 million of Adjusted EBITDA, a 4% decrease in comparison to the second quarter of 2014. Shipments were 63k metric tons and represent an increase of 1% from the same period last year. There was also a favorable product mix compared with the prior year with higher aerospace business and lower transportation, industry, and other rolled products. Second quarter 2015 A&T results benefited from a favorable foreign exchange effect of €6 million which was offset by higher costs, particularly in maintenance.

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Financial Report – Half-Year ended June 30, 2015

For the six months ended June 30 2015, Adjusted EBITDA was €57 million, an increase of 3% from the same period in 2014. Shipments remain stable and Adjusted EBITDA per ton was €465, a 4% increase from 2014. Despite slower growth in demand for AIRWARE®, the recovery plans for this segment continue to progress. Aerospace manufacturers continue to have a strong order book and we are moving to restore and enhance our aerospace capacity in our Issoire, France and Ravenswood, West Virginia plants.

Automotive Structures and Industry

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	57	53	7%	113	106	6%
Revenues (€ millions)	281	227	24%	552	455	21%
Adjusted EBITDA (€ millions)	22	20	9%	40	39	1%
Adjusted EBITDA per metric ton (€)	382	373	2%	351	370	(5%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved a record Adjusted EBITDA of €22 million in the second quarter of 2015, representing an increase of 9% from the second quarter 2014. This improvement was driven by higher volumes, 7% up at 57k metric tons, and a favorable mix with higher sales within our automotive structures business. Revenues increased by 24% to €281 million while EBITDA per ton increased by 2% to €382 from the comparable period in 2014.

For the six months ended June 30, 2015, the Adjusted EBITDA is marginally ahead of the comparable period in the prior year at €40 million. Higher volumes, which increased 6% to 113k metric tons, and a slightly more favorable product mix were partially offset by the effect of higher billet premiums of €3 million compared to the prior year.

Company net income

Net income in the second quarter 2015 was a net loss of €47 million compared with a net income of €28 million in the second quarter of 2014. The decrease of €75 million is primarily attributable to a €24 million increase in depreciation charges, mainly due to Muscle Shoals, and asset impairment charges of €16 million related to our Swiss operations, a €19 million impact related to unrecovered Midwest premiums at Muscle Shoals, a €9 million increase in finance costs, and a €7 million charge for metal lag in the current quarter compared to a €2 million positive impact in the second quarter of 2014. In addition, there were unrealized gains on derivatives of €19 million in the second quarter 2015 compared with gains of €7 million in the same period in the prior year. The gains or losses arising from derivative instruments relating to trading transactions are recorded in segment Adjusted EBITDA only when realized.

For the six months ended June 30, 2015, we reported a net loss of €78 million compared with a net income of €58 million in the same period in 2014. Depreciation and impairment charges and finance costs were €63 million and €43 million higher, respectively, reflecting the acquisition of Muscle Shoals. Unrecovered Midwest premium charges amounted to €20 million and an unrealized loss of €27 million on derivatives was reported when compared to a €6 million gain in the same period in 2014.

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Financial Report – Half-Year ended June 30, 2015

Earnings per share

For the second quarter 2015, the fully diluted earnings per share was a negative €0.45 versus a positive €0.26 for the second quarter 2014. For the six months ended June 30, 2015, the fully diluted earnings per share was a negative €0.75 versus a positive €0.53 per share for the same period in 2014. Excluding the impact of unrealized gains and losses on derivative instruments, our earnings per share would have been a negative €0.61 and a positive €0.22 for the second quarter of 2015 and 2014, respectively, and a negative €0.52 and a positive €0.50 for the six months ending June 30, 2015 and 2014, respectively. The change in earnings per share mainly reflects the higher depreciation, finance costs, and other factors described under “Net income”.

Liquidity and cash flow

Our liquidity position remains strong. As of June 30, 2015, liquidity was €690 million, comprised of €182 million available under our factoring facilities, €129 million available under our asset based lending facilities, €10 million available under our revolving credit facilities, and €369 million of cash and cash equivalents.

Adjusted free cash flow was a positive €72 million for the second quarter of 2015 versus a positive €13 million for the second quarter of 2014. This reflects higher net cash flows from operating activities this quarter compared with the second quarter 2014, mainly due to a large reduction in working capital from March 2015, compared with an increase in working capital over the same quarter in 2014. This improvement in the second quarter of 2015 includes a 20% inventory reduction at Muscle Shoals. These higher cash flows from operating activities were partially offset by an increase of capital expenditures from €37 million to €79 million for the second quarter of 2015 as a result of our current growth initiatives.

For the six months ended June 30, 2015, adjusted free cash flow was zero compared with a deficit of €35 million in the corresponding period in 2014. In the first half of 2015, the cash flow from operations of €163 million, excluding margin calls, was offset by capital expenditures of €163 million.

Net debt at June 30, 2015 decreased to €1.7 billion compared with €1.8 billion as of March 31, 2015 and our cash and cash equivalents totaled €369 million compared to our cash balance of €352 million at the end of the first quarter 2015. Our net debt at December 31, 2014, prior to the acquisition of Wise Metals, was €224 million and our cash and cash equivalent was €989 million.

Recent Developments

In April 2015, Constellium unveiled its newly expanded plant in Van Buren, Michigan as part of its strategic progress to take full advantage of the growing automotive demand for aluminium structures in North America. The 210,000 square foot expansion project has doubled the plant manufacturing capacity for a total investment of $40 million.

Our investments in Body-in-White (BiW) finishing projects are proceeding according to plan in both Europe and in the U.S. Our 100k metric ton expansions at both Neuf-Brisach and Bowling Green, Kentucky (our joint venture with UACJ) are expected to commence ramp up by mid-2016, as previously announced.

In April 2015, we announced our decision to build a second BiW finishing line in the U.S. to further support the growing demand for aluminium rolled products from the U.S. automotive industry. The investment is part of the previously announced $750 million strategic plan to increase BiW production capacity by 200k metric tons, which is progressing as planned.

The prospects for the development of BiW remain strong in Europe and in the U.S. and support market projections, which reinforces our confidence in the strategy we have developed.

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Financial Report – Half-Year ended June 30, 2015

In June 2015, Constellium appointed Ingrid Joerg as President of our Aerospace and Transportation business unit. Ms. Joerg, who previously served as Chief Executive Officer of Aleris Rolled Products Europe, brings extensive aluminium industry experience to the Company.

Related party transactions

Related party transactions are described in Note 29 of the financial statements included in our Annual Report for the year ended, December 31, 2014.

Changes in share capital

As at June 30, 2015, authorized share capital consists of 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares. During the June 11, 2015 shareholders annual general meeting, the cancellation of the remaining 108,109 Class B shares was approved. These shares are expected to be cancelled in Q3 2015.

On May 26 and June 29, 2015, Constellium N.V. issued respectively 185,251 and 8,860 Ordinary Class A shares.

Risk and uncertainties

In our Annual Report for the year ended December 31, 2014, dated April 30, 2015, we described certain risk factors which could have a material adverse effect on our financial position and results. Those risk factors should be read in conjunction with this report. Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives revenues, income, assets, liquidity or capital resources.

Non GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Diluted Earnings Per Share (EPS) from continued and discontinued operations, excluding unrealized losses and gains on derivative instruments, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as

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Financial Report – Half-Year ended June 30, 2015

depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting inventory step-up adjustments, the effects of unwinding Wise’s previous hedging policies, losses incurred at Wise as a result of unrecovered Midwest premiums, start-up and development costs, acquisition and integration costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Diluted earnings per share (EPS) from continued and discontinued operations excluding unrealized losses and gains on derivative instruments, excludes unrealized losses and gains on derivatives and the relevant tax impact from net income and is divided by the weighted average number of shares outstanding.

Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Management believes that EPS from operations excluding unrealized losses or gains on derivatives is useful to investors because it provides additional information that facilitates understanding the impact of unrealized gains or losses on derivatives on our results.

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Financial Report – Half-Year ended June 30, 2015

Diluted EPS, Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to EPS, borrowings or operating cash flows determined in accordance with IFRS.

Reconciliation of net income from continuing operations to Adjusted EBITDA

(a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Net (loss) / income	(47)	28	(78)	58
Income tax expense / (benefits)	8	15	(9)	31
(Loss) / income before income tax	(39)	43	(87)	89
Finance costs – net	36	27	79	36
Other expenses	—	—	—	1
Share of loss of joint-ventures	—	—	1	—
Income from operations	(3)	70	(7)	126
Depreciation and impairment	51	11	83	20
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	4	(2)	3	—
Unrealized (gains) / losses on derivatives	(19)	(7)	27	(6)
Losses on disposal and assets classified as held for sale	10	6	10	6
Restructuring costs	5	2	5	5
Start-up and development costs	5	2	9	5
Wise acquisition and integration costs	3	—	10	—
Wise Midwest premium losses	19	—	20	—
Unwinding of Wise previous hedging policies	2	—	4	—
Effects of purchase accounting adjustment	—	—	12	—
Losses / (gains) on Ravenswood OPEB plan amendments	4	(1)	4	(9)
Metal price lag	7	(2)	—	—
Other	5	2	8	5

Adjusted EBITDA	93	81	188	152

Reconciliation of cash flow from operating activities to Adjusted Free Cash Flow

(a non-GAAP measure)

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Net cash flow from operating activities	152	50	164	46
Margin calls included in cash flow from operating activities	(1)	—	(1)	(11)
Net cash flow from operating activities excluding margin calls	151	50	163	35
Capital expenditure	(79)	(37)	(163)	(70)

Adjusted free cash flow	72	13	0	(35)

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Financial Report – Half-Year ended June 30, 2015

Reconciliation of borrowings to Net Debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2015	At March 31, 2015	At December 31, 2014
Borrowings	2,178	2,277	1,252
Fair value of cross currency interest swap	(59)	(97)	(29)
Cash and cash equivalents	(369)	(352)	(989)
Cash pledged for issuance of guarantees	(12)	(12)	(10)

Net debt	1,738	1,816	224

Reconciliation of Diluted EPS from operations, excluding unrealized losses / gains on derivatives

(in millions of Euros, except EPS in euros)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Net (loss) / income attributable to owners of the company	(47)	28	(79)	57

Unrealized losses / (gains) on derivatives	(19)	(7)	27	(6)
Tax impact	2	2	(3)	2

Net (loss) / income excluding unrealized losses or gains on derivatives	(64)	23	(55)	53
Weighted average number of shares, fully diluted	105,002,508	105,268,006	104,960,958	105,274,465

EPS fully diluted (in Euros)	(0.45)	0.26	(0.75)	0.53

EPS fully diluted, excluding unrealized losses or gains on derivatives (in Euros)	(0.61)	0.22	(0.52)	0.50

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Financial Report – Half-Year ended June 30, 2015

Unaudited Condensed Interim Consolidated Financial Statements

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Financial Report – Half-Year ended June 30, 2015

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Revenue	4	1,375	920	2,768	1,803
Cost of sales		(1,283)	(790)	(2,535)	(1,556)

Gross profit		92	130	233	247

Selling and administrative expenses		(62)	(49)	(127)	(101)
Research and development expenses		(9)	(8)	(20)	(17)
Restructuring costs		(5)	(2)	(5)	(5)
Other (losses) / gains - net	6	(19)	(1)	(88)	2

(Loss)/ Income from operations		(3)	70	(7)	126

Other expenses		—	—	—	(1)

Finance income	8	23	—	77	—
Finance costs	8	(59)	(27)	(156)	(36)

Finance costs - net		(36)	(27)	(79)	(36)

Share of loss of joint-ventures		—	—	(1)	—

(Loss) / income before income tax		(39)	43	(87)	89

Income tax (expense) / benefit	9	(8)	(15)	9	(31)

Net (loss) / income		(47)	28	(78)	58

Net (loss) / income attributable to:
Owners of the Company		(47)	28	(79)	57
Non-controlling interests		—	—	1	1

Net (loss) / income		(47)	28	(78)	58

Earnings per share attributable to the equity holders of the Company

(in Euros per share)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Basic	10	(0.45)	0.26	(0.75)	0.54

Diluted	10	(0.45)	0.26	(0.75)	0.53

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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Financial Report – Half-Year ended June 30, 2015

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Net (loss) / income		(47)	28	(78)	58

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	18	75	(17)	16	(43)
Deferred tax on remeasurement on post-employment benefit obligations		(17)	3	(6)	7
Cash flow hedges		—	—	(9)	—
Deferred tax on cash flow hedges		—	—	3	—
Items that may be reclassified subsequently to the consolidated income statement
Currency translation differences		(11)	—	22	—

Other comprehensive income / (loss)		47	(14)	26	(36)

Total comprehensive income / (loss)		—	14	(52)	22

Attributable to:
Owners of the Company		—	14	(53)	21
Non-controlling interests		—	—	1	1

Total comprehensive income / (loss)		—	14	(52)	22

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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Financial Report – Half-Year ended June 30, 2015

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2015	At December 31, 2014
Assets
Goodwill		362	11
Intangible assets		155	17
Property, plant and equipment	11	1,437	632
Investments in joint ventures		31	21
Deferred income tax assets		235	190
Trade receivables and other	13	48	48
Other financial assets	20	39	33
Non-current assets		2,307	952

Inventories	12	622	432
Trade receivables and other	13	743	568
Other financial assets	20	99	57
Cash and cash equivalents	14	369	989
Current assets		1,833	2,046

Assets classified as held for sale	22	14	14

Total assets		4,154	3,012

Equity
Share capital	15	2	2
Share premium	15	162	162
Retained deficit and other reserves		(258)	(207)
Equity attributable to owners of the Company		(94)	(43)

Non-controlling interests		7	6

Total equity		(87)	(37)

Liabilities
Borrowings	16	2,012	1,205
Trade payables and other	17	46	31
Pension and other post-employment benefits obligations	18	668	654
Other financial liabilities	20	42	40
Provisions	19	122	61
Non-current liabilities		2,890	1,991

Borrowings	16	166	47
Trade payables and other	17	1,028	872
Income taxes payable		5	11
Other financial liabilities	20	94	71
Provisions	19	44	49
Current liabilities		1,337	1,050

Liabilities classified as held for sale	22	14	8

Total liabilities		4,241	3,049

Total equity and liabilities		4,154	3,012

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

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Financial Report – Half-Year ended June 30, 2015

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net loss	—	—	—	—	—	—	(79)	(79)	1	(78)
Other comprehensive income	—	—	10	(6)	22	—	—	26	—	26

Total comprehensive loss	—	—	10	(6)	22	—	(79)	(53)	1	(52)

Transactions with the owners
Share equity plan	—	—	—	—	—	2	—	2	—	2

As at June 30, 2015	2	162	(136)	—	(6)	8	(124)	(94)	7	(87)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	57	57	1	58
Other comprehensive loss	—	—	(36)	—	—	—	(36)	—	(36)

Total comprehensive income	—	—	(36)	—	—	57	21	1	22

Transactions with the owners
Share equity plan	—	—	—	—	2	—	2	—	2

As at June 30, 2014	2	162	(59)	(14)	3	(39)	55	5	60

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash Flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with the owners
Share equity plan	—	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

17

Financial Report – Half-Year ended June 30, 2015

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Six months ended June 30, 2015	Six months ended June 30, 2014
Cash flows from / (used in) operating activities
Net (loss) / income		(78)	58
Adjustments
Income tax (benefit) / expense	9	(9)	31
Finance costs – net	8	79	36
Depreciation and impairment	4	83	20
Restructuring costs and other provisions		1	2
Defined benefit pension costs	18	25	10
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	4, 6	30	(6)
Losses on disposal and assets classified as held for sale	4, 6	10	6
Share of loss of joint-ventures		1	—
Other		2	2
Changes in working capital:
Inventories		63	(36)
Trade receivables		(24)	(125)
Margin calls		1	11
Trade payables		26	84
Other working capital		—	(14)
Changes in other operating assets and liabilities:
Provisions	19	(6)	(7)
Income tax paid		(14)	(3)
Pension liabilities and other post-employment benefit obligations		(26)	(23)

Net cash flows from operating activities		164	46

Cash flows (used in) / from investing activities
Purchases of property, plant and equipment		(163)	(70)
Acquisition of subsidiaries net of cash acquired		(348)	—
Issuance of shares of joint-ventures		(9)	—
Proceeds from finance lease		3	3
Other investing activities		—	(5)

Net cash flows used in investing activities		(517)	(72)

Cash flows (used in) / from financing activities
Interest paid		(57)	(16)
Proceeds received from term loan and senior notes	16	—	587
Repayment of term loan	16	—	(331)
(Repayment) / proceeds of other loans	16	(218)	3
Payment of deferred financing costs		(1)	(15)
Other financing activities		6	(31)

Net cash flows (used in) / from financing activities		(270)	197

Net (decrease) / increase in cash and cash equivalents		(623)	171
Cash and cash equivalents – beginning of period	14	991	233
Effect of exchange rate changes on cash and cash equivalents		5	—

Cash and cash equivalents – end of period		373	404

Less: Cash and cash equivalents classified as held for sale		(4)	(1)
Cash and cash equivalents as reported in the Statement of Financial Position	14	369	403

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

18

Financial Report – Half-Year ended June 30, 2015

Notes to the unaudited condensed interim consolidated financial statements

NOTE 1 - GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 23 production facilities, 10 administrative and commercial sites and one world-class technology center and has approximately 10,700 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim Consolidated Financial Statements present the Consolidated Income Statement, Statements of Comprehensive Income / (losses), Financial Position, Changes in Equity and Cash Flows as of June 30, 2015 and 2014 and December 31, 2014. They are prepared in accordance with IAS 34 – Interim financial reporting.

The unaudited condensed interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2014, approved by the Board of Directors on March 11, 2015.

The unaudited condensed interim Consolidated Financial Statements have been authorized for issue by the Board of Directors on August 4, 2015.

2.2. Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

Standards and Interpretations with an application date for the Group as of January 1, 2015:

•	Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions. This amendment clarifies the requirements related to contributions from employees or third parties. The Group applied this amendment in 2013 and there is no impact on the Group financial statements.

•	Annual Improvements to IFRSs 2010-2012 Cycle. These Annual Improvements have no impact on the Group financial statements.

•	Annual Improvements to IFRSs 2011-2013 Cycle. These Annual Improvements have no impact on the Group financial statements.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations issued but not yet effective and which could affect the Group’s future consolidated financial statements: IFRS 9 – Financial instruments; IFRS 15 – Revenue from contracts with customers.

The impact of these standards on the Group’s results and financial situation is currently being evaluated.

2.4. Basis of preparation

In accordance with IAS 1 – Presentation of Financial Statements, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

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Financial Report – Half-Year ended June 30, 2015

2.5. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statements for the year ended December 31, 2014, with the exception of the effective tax rate application, in accordance with IAS 34 – Interim financial reporting.

The following table summarizes the main exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

Foreign exchange rate for 1 Euro		Six months ended June 30, 2015 Average rate	As at June 30, 2015 Closing rate	Six months ended June 30, 2014 Average rate	As at December 31, 2014 Closing rate
US Dollar	USD	1.1151	1.1189	1.3702	1.2141
Swiss Francs	CHF	1.0552	1.0413	1.2214	1.2024
Czech Koruna	CZK	27.5012	27.2532	27.4437	27.7348

The unaudited condensed interim Consolidated Financial Statements are presented in millions of Euros.

2.6. Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements as of, and for the year ended, December 31, 2014. In addition, in the preparation of the interim financial statements and in accordance with IAS 34, the Group applied a projected tax rate to these unaudited condensed interim Consolidated Financial Statements for the full financial year 2015.

NOTE 3 - ACQUISITION OF WISE ENTITIES

On January 5, 2015, Constellium acquired 100% of Wise Metals Intermediate Holdings LLC (“Wise” or “Muscle Shoals”), a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America. The total consideration, paid in cash, was €345 million, including expected contractual price adjustments.

In accordance with IFRS 3, Constellium has recognized, on a preliminary basis, the assets acquired and liabilities assumed, measured at fair value at the acquisition date. The preliminary estimated fair values and related purchase price allocation are shown in Note 3 of the Group’s annual Consolidated Financial Statements for the year ended December 31, 2014. These estimated fair values are subject to change, for a maximum 12 month period from the acquisition date, based upon management’s final determination of the assets acquired and liabilities assumed.

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Financial Report – Half-Year ended June 30, 2015

NOTE 4 - OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) on that basis.

4.1 Segment Revenue

	Three months ended June 30, 2015			Three months ended June 30, 2014			Six months ended June 30, 2015			Six months ended June 30, 2014
(in millions of Euros)	Segment revenue	Inter- segment elimination	External revenue	Segment revenue	Inter- segment elimination	External revenue	Segment revenue	Inter- segment elimination	External revenue	Segment revenue	Inter- segment elimination	External revenue
A&T	366	(2)	364	301	(1)	300	717	(3)	714	600	(2)	598
P&ARP(A)	733	(2)	731	400	(2)	398	1,507	(4)	1,503	760	(4)	756
AS&I	281	(11)	270	227	(12)	215	552	(20)	532	455	(24)	431
Holdings & Corporate(B)	10	—	10	7	—	7	19	—	19	18	—	18

Total	1,390	(15)	1,375	935	(15)	920	2,795	(27)	2,768	1,833	(30)	1,803

(A)	Includes Muscle Shoals revenue of €308 million in the three months ended June 30, 2015 and €667 million in the six months ended June 30, 2015.
(B)	Includes revenue from metal supply to plants in Ham and Saint Florentin which are considered as third parties since their disposal in the second quarter of 2013.

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Financial Report – Half-Year ended June 30, 2015

4.2 Reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
A&T		30	31	57	55
P&ARP(A)		53	36	106	63
AS&I		22	20	40	39
Holdings & Corporate		(12)	(6)	(15)	(5)

Adjusted EBITDA		93	81	188	152

Metal price lag(B)		(7)	2	—	—
Start-up and development costs(C)		(5)	(2)	(9)	(5)
(Losses) / Gains on Ravenswood OPEB plan amendment	6	(4)	1	(4)	9
Wise acquisition and integration costs	3,6	(3)	—	(10)	—
Wise Mid West premium losses(D)		(19)	—	(20)	—
Unwinding of Wise previous hedging policies(E)		(2)	—	(4)	—
Effects of purchase accounting adjustment(F)		—	—	(12)	—
Restructuring costs		(5)	(2)	(5)	(5)
Losses on disposals and assets classified as held for sale	6	(10)	(6)	(10)	(6)
Unrealized gains / (losses) on derivatives	6	19	7	(27)	6
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	6	(4)	2	(3)	—
Depreciation and impairment(G)		(51)	(11)	(83)	(20)
Other		(5)	(2)	(8)	(5)

Income from operations		(3)	70	(7)	126

Other expenses		—	—	—	(1)
Finance costs – net	8	(36)	(27)	(79)	(36)
Share of loss of joint-ventures		—	—	(1)	—

(Loss) / income before income tax		(39)	43	(87)	89

Income tax (expense) / benefit	9	(8)	(15)	9	(31)

Net (loss) / income		(47)	28	(78)	58

(A)	Includes €19 million of Adjusted EBITDA from Muscle Shoals for the three months ended June 30, 2015 and €44 million for the six months ended June 30, 2015.
(B)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.
(C)	For the six months ended June 30, 2015, start-up costs relating to new sites and business development initiatives amounted to €9 million of which €3 million related to the expansion of the site in Van Buren, U.S., and €6 million related to Body In White growth projects both in Europe and the U.S.

(D)	Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium intends to re-negotiate these contracts to bring them in line with its usual practice – related discussions are ongoing. In addition, the Mid West Premium market conditions were abnormal in the six month period ending June 30, 2015 with premium falling from $524/metric ton as of January 5, 2015 to $185/metric ton as of June 30, 2015. This resulted in an un-recovered metal premium of €20 million.

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Financial Report – Half-Year ended June 30, 2015

(E)	Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the six months ended June 30, 2015 (€2 million for the three months ended June 30, 2015).
(F)	Represents the non-cash step-up in inventory costs on the acquisition of Wise entities.
(G)	Includes for the 6 months ended June 30, 2015, an impairment charge of € 16 million relating to certain Swiss assets of its AS&I operating segment and €28 million depreciation expense on Muscle Shoals assets.

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Financial Report – Half-Year ended June 30, 2015

4.3 Segment capital expenditure

(in millions of Euros)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
A&T	(28)	(18)	(60)	(28)
P&ARP(A)	(34)	(7)	(69)	(18)
AS&I	(15)	(12)	(31)	(23)
Holdings & Corporate	(2)	—	(3)	(1)

Capital expenditures	(79)	(37)	(163)	(70)

(A)	Includes Muscle Shoals capital expenditure of €15 million in the three months ended June 30, 2015 and €31 million in the six months ended June 30, 2015.

4.4 Entity-wide information about product and services

(in millions of Euros)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Aerospace rolled products	201	164	391	341
Transportation, Industry and other rolled products	165	137	326	259
Packaging rolled products	586	294	1,222	554
Automotive rolled products	76	56	144	105
Specialty and other thin-rolled products	71	50	141	102
Automotive extruded products	134	98	260	198
Other extruded products	147	129	292	257
Other	(5)	(8)	(8)	(13)

Total revenue	1,375	920	2,768	1,803

4.5 Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint ventures, deferred tax assets, other financial assets (including cash and cash equivalent) and assets of disposal Group classified as held for sale.

(in millions of Euros)	At June 30, 2015	At December 31, 2014
A&T	799	697
P&ARP(A)	1,962	390
AS&I	354	333
Holdings & Corporate	252	288

Segment assets	3,367	1,708

Unallocated:
Adjustments for equity-accounted joint ventures	31	21
Deferred tax assets	235	190
Other financial assets	507	1,079
Assets of disposal Group classified as held for sale	14	14

Total assets	4,154	3,012

(A)	Includes €1,488 million of Muscle Shoals assets.

24

Financial Report – Half-Year ended June 30, 2015

NOTE 5 - EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Wages and salaries(A)		(218)	(167)	(430)	(331)
Pension costs – defined benefit plans	18	(7)	(7)	(15)	(13)
Other post-employment benefits	18	(4)	(3)	(8)	(6)
Share equity plan expenses	21	(1)	(1)	(2)	(2)

Total employee benefit expenses		(230)	(178)	(455)	(352)

(A)	Wages and salaries exclude restructuring costs and include social security contributions.

NOTE 6 - OTHER GAINS / (LOSSES) – NET

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Realized losses on derivatives		(21)	(3)	(40)	(7)
Unrealized gains / (losses) on derivatives at fair value through Profit and Loss – net(A)	4	19	7	(27)	6
Unrealized exchange (losses) / gains from the remeasurement of monetary assets and liabilities – net	4	(4)	2	(3)	—
(Losses) / Gains on Ravenswood OPEB plan amendments	4	(4)	1	(4)	9
Wise acquisition costs	3, 4	—	—	(5)	—
Losses on disposals and assets classified as held for sale(B)		(10)	(6)	(10)	(6)
Other – net		1	(2)	1	—

Total other (losses) / gains – net		(19)	(1)	(88)	2

(A)	The gains or losses are made up of unrealized gains or losses on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices.
(B)	Following the Group’s decision to sell its plant in Carquefou – France (part of the Aerospace and Transportation operating segment). The loss recorded in the second quarter of 2014 related to the sale process of its plant in Tarascon-sur-Ariège, France.

25

Financial Report – Half-Year ended June 30, 2015

NOTE 7 - CURRENCY GAINS / (LOSSES)

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Included in cost of sales		(2)	—	10	1
Included in other gains / (losses) - net		9	—	(40)	(1)
Included in finance cost	8	2	(2)	3	(3)

Total		9	(2)	(27)	(3)

Realized exchange gains / (losses) on foreign currency derivatives – net		11	—	(10)	—
Unrealized (losses) / gains on foreign currency derivatives – net		(15)	(2)	9	(2)
Exchanges gains / (losses) from the remeasurement of monetary assets and liabilities – net		13	—	(26)	(1)

Total		9	(2)	(27)	(3)

NOTE 8 - FINANCE COSTS – NET

(in millions of Euros)	Notes	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Finance income
Realized and unrealized gains on debt derivatives at fair value(A)	7	—	—	52	—
Realized and unrealized gains on financing activities – net(A)	7	19	—	19	—
Other finance income		4	—	6	—

Total finance income		23	—	77	—

Finance costs
Interest expense on borrowings (B)	16	(38)	(7)	(77)	(13)
Interest expense on factoring arrangements (C)	13	(3)	(3)	(6)	(5)
Exit fees and unamortized arrangement fees	16	—	(15)	—	(15)
Realized and unrealized losses on debt derivatives at fair value(A)	7	(17)	—	(17)	(1)
Realized and unrealized exchange losses on financing activities – net(A)	7	—	(2)	(51)	(2)
Other finance expenses		(1)	—	(5)	—

Total finance costs		(59)	(27)	(156)	(36)

Finance costs – net		(36)	(27)	(79)	(36)

(A)	The Group hedges the dollar exposure relating to the principal of the its U.S. Dollar Senior Notes. The principal is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. Changes in the fair value of hedges related to this translation exposure were recognized within finance income in the consolidated income statement and offset the unrealized losses related to U.S Dollar Senior Notes revaluation.
(B)	Includes for the six months ended June 30, 2015: (i) €23 million of accrued interests expensed and €17 million of interests paid in May 2015 related to Constellium’s 2014 Senior Notes, (ii) €32 million of interests paid in June 2015 related to the Muscle Shoals’ Notes ($650 million secured and $150 million PIK Toggle Note); (iii) €5 million of other interest expenses.

(C)	Includes interests and amortization of deferred financing costs related to trade accounts receivable factoring programs.

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Financial Report – Half-Year ended June 30, 2015

NOTE 9 - INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The 10% tax rate applied as of June 30, 2015 is impacted by non-recurring transactions and subject to country mix effect.

NOTE 10 - EARNINGS PER SHARE

10.1 Earnings

(in millions of Euros)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	(47)	28	(79)	57

10.2 Number of shares (see Note 15 – Share capital)

(in millions of Euros)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Weighted average number of ordinary shares used to calculate basic earnings per share	105,002,508	104,627,342	104,960,958	104,355,092
Effect of other dilutive potential ordinary shares (A)	—	640,664	—	919,373

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,002,508	105,268,006	104,960,958	105,274,465

(A)	As the Company incurred a loss in the six months ended June 30, 2015, there is no effect of other dilutive potential ordinary shares.

10.3 Earnings per share attributable to the equity holders of the Company

(in Euros per share)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Basic	(0.45)	0.26	(0.75)	0.54
Diluted	(0.45)	0.26	(0.75)	0.53

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Financial Report – Half-Year ended June 30, 2015

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Notes	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2015		1	61	383	183	4	632
Property, plant and equipment acquired through business combination	3	22	129	438	66	3	658
Additions		—	3	17	148	—	168
Disposals		—	—	(1)	—	—	(1)
Depreciation expense		(2)	(7)	(48)	—	(2)	(59)
Impairment	4	—	(1)	(10)	(5)	—	(16)
Transfer during the period		—	15	129	(145)	1	—
Reclassified as Intangible assets		—	—	—	(5)	—	(5)
Reclassified as Assets held for sale		—	—	(2)	—	—	(2)
Exchange rate movements		2	10	40	10	—	62

Net balance at June 30, 2015		23	210	946	252	6	1,437

At June 30, 2015
Cost		25	223	1,070	252	15	1,585
Less accumulated depreciation		(2)	(13)	(124)	—	(9)	(148)

Net balance at June 30, 2015		23	210	946	252	6	1,437

NOTE 12 - INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Finished goods	159	122
Work in progress	266	164
Raw materials	165	122
Stores and supplies	52	40
Net realizable value adjustment	(20)	(16)

Total inventories	622	432

Constellium records inventories at the lower of cost and net realizable value. Increase / (decrease) in the net realizable value adjustment on inventories are included in Cost of sales in the Consolidated Income Statement.

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Financial Report – Half-Year ended June 30, 2015

NOTE 13 - TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At June 30, 2015		At December 31, 2014
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables – third parties – gross	—	633	—	434
Impairment allowance	—	(3)	—	(3)

Total trade receivables – net	—	630	—	431

Finance lease receivables	22	6	22	5
Deferred financing costs – net of amounts amortized	1	2	2	3
Deferred tooling related costs	—	13	1	10
Current income tax receivables	—	23	—	15
Other taxes	—	33	—	50
Restricted cash(A)	11	—	10	—
Other	14	36	13	54

Total other receivables	48	113	48	137

Total trade receivables and Other	48	743	48	568

(A)	Relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

13.1 Aging

The aging of total trade receivables – net is as follows:

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Demand	617	415
1 – 30 days past due	10	13
31 – 60 days past due	2	1
61 – 90 days past due	—	1
Greater than 91 days past due	1	1

Total trade receivables – net	630	431

13.2 Currency concentration

The composition of the carrying amounts of total Trade receivables – net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Euro	285	207
U.S. Dollar	321	199
Swiss franc	10	11
Other currencies	14	14

Total trade receivables – net	630	431

29

Financial Report – Half-Year ended June 30, 2015

13.3 Factoring arrangement

The Group entered into factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland, Czech Republic and France.

Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €350 million, allocated as follows:

•	€115 million collectively available to Germany, Switzerland and Czech Republic; and

•	€235 million available to France.

Under these arrangements, most of accounts receivables are sold with recourse. Sales of most of these receivables do not qualify for derecognition under IAS39 “Financial instruments: Recognition and Measurement”, as the Group retains substantially all of the associated risks and rewards. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the statement of financial position.

Under these agreements, as of June 30, 2015, the total carrying amount of the original assets factored is €406 million (December 31, 2014: €323 million), of which:

•	€305 million (December 31, 2014: €229 million) recognized on the Consolidated Statement of Financial Position; and

•	€101 million (December 31, 2014: €94 million) derecognized from the Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor.

13.4 Interest costs and other fees

During the three months ended June 30, 2015, Constellium incurred €3 million in interest and other fees (three months ended June 30, 2014: €3 million) from these arrangements that are included as finance costs (see Note 8 – Finance Costs – Net).

During the six months ended June 30, 2015, Constellium incurred €6 million in interest and other fees (six months ended June 30, 2014: €5 million) from these arrangements that are included as finance costs (see Note 8 – Finance Costs – Net).

13.5 Covenants

The Factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly.

The Group was in compliance with all applicable covenants as of June 30, 2015.

NOTE 14 - CASH AND CASH EQUIVALENTS

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Cash in bank and on hand	339	168
Deposits	30	821

Total Cash and cash equivalents	369	989

As of June 30, 2015, cash in bank and on hand includes a total of €10 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€8 million as at December 31, 2014).

As at December 31, 2014, deposits include proceeds drawn under Senior Notes issued in December 2014, to be used for the acquisition of Wise entities (See Note 3 – Acquisition of Wise entities) and for the Body In White growth projects.

30

Financial Report – Half-Year ended June 30, 2015

NOTE 15 - SHARE CAPITAL

As at June 30, 2015, authorized share capital consists of 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares.

	Number of shares		In millions of Euros
	“A” Shares	“B” Shares	Share capital	Share premium
At December 31, 2014	104,918,946	108,109	2	162

New shares issued	194,111	—	—	—

At June 30, 2015	105,113,057	108,109	2	162

During the June 11, 2015 shareholders annual general meeting, the cancellation of the remaining 108,109 Class B shares was approved. These shares are expected to be cancelled in Q3 2015.

On May 26 and June 29, 2015, Constellium N.V. issued respectively 185,251 and 8,860 Ordinary Class A shares.

At June 30, 2015	Class “A” and “B” shares	%
Free float	89,856,041	85.40%
Bpifrance	12,846,969	12.21%
Other(A)	2,518,156	2.39%

Total	105,221,166	100.00%

At December 31, 2014	Class “A” and “B” shares	%
Free float	89,396,158	85.12%
Bpifrance	12,846,969	12.23%
Other (A)	2,783,928	2.65%

Total	105,027,055	100.00%

(A)	Of which 108,109 held by Constellium N.V.

31

Financial Report – Half-Year ended June 30, 2015

NOTE 16 - BORROWINGS

16.1 Analysis by nature

	At June 30, 2015				At December 31, 2014
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Nominal rate	Effective rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024)	355	Fixed	5.75%	6.26%	326	Fixed	5.75%	6.26%
In Euro (due 2021)	296	Fixed	4.63%	5.16%	296	Fixed	4.63%	5.16%
In U.S. Dollar (due 2023)	366	Fixed	8.00%	8.61%	324	Fixed	8.00%	8.61%
In Euro (due 2023)	244	Fixed	7.00%	7.54%	236	Fixed	7.00%	7.54%
Muscle Shoals (Wise Metal Group LLC) (due 2018)	609	Fixed	8.75%	7.45%	—	—	—	—
Senior PIK Toggle Notes (due 2019)
Muscle Shoals (Wise Metals Intermediate Holdings LLC)	142	Fixed	9.75%	8.40%	—	—	—	—
U.S. Revolving Credit Facility (ABL)
Constellium Rolled Products Ravenswood, LLC	—	—	—	—	34	Floating	—	2.54%
Muscle Shoals (Wise Alloys LLC)	116	Floating	—	1.93%	—	—	—	—
Others (A)	50	—	—	—	36	—	—	—

Total Borrowings	2,178	—	—	—	1,252	—	—	—

Of which non-current	2,012				1,205
Of which current	166				47

(A)	Includes finance lease liabilities and other miscellaneous borrowings.

The Group was in compliance with all required financial covenants as of June 30, 2015.

16.2 Movements in borrowings

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Opening balance	1,252	348
Acquisition of subsidiaries (A)	999	—
Repayments of Term Loan	—	(331)
Proceeds received from Term Loan and Senior Notes	—	1,153
Proceeds (paid)/received from U.S. Revolving Credit Facility (B)	(218)	13
Deferred arrangement fees	—	(24)
Unamortized arrangement fees	—	9
Movement in interests accrued (C)	23	6
Translation differences	126	44
Movement in other financial debt	(4)	34

Closing balance	2,178	1,252

(A)	This amount represents the fair value of the Wise’ financial debts at January 5, 2015, including Senior notes of $842 million (€706 million) and an ABL facility of $332 million (€279 million):
i.	The $650 million Senior Secured Notes were issued on December 11, 2013 at par and bear interest at 8.75% payable semiannually in arrears on June 15 and December 15 of each year. The Senior Secured Notes mature on December 15, 2018. The Senior Secured Notes were issued by Wise Group and Wise Alloys Finance Corporation as co-issuers.

The $150 million Senior PIK Toggle Notes were issued April 16, 2014 at 99% of face amount by Wise Intermediate Holdings (WIH) and Holdings FinCo (a direct wholly-owned subsidiary of WIH), as co-issuers. The Senior PIK Toggle Notes mature on June 15, 2019 and bear a cash interest rate of 9.75% (WIH may elect to pay a PIK interest rate of 10.5% by increasing the principal amount or issuing new notes).

ii.	The ABL Facility provides for a borrowing capacity of $200 million. The ABL Facility matures on September 14, 2018, and bears interest at rates ranging either from 0.75% to 1.25% over the prime interest rate or 1.75% to 2.25% over the LIBOR rate based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter.
(B)	Represents the ABL repayments of Muscle Shoals for €181 million and Ravenswood for €37 million.
(C)	Relates to Constellium N.V.’s Senior Notes issued through a refinancing in December 2014 (€14 million on the $400 million Note and €9 million on the €240 million Note).

32

Financial Report – Half-Year ended June 30, 2015

16.3 Currency concentration

The composition of the carrying amounts of total non-current and current borrowings (net of unamortized arrangement fees) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At June 30, 2015	At December 31, 2014
U.S. Dollar(A)	1,621	709
Euro	553	539
Swiss Franc	4	4

Total borrowings net of unamortized debt financing costs	2,178	1,252

(A)	Balance as of June 30, 2015 includes €875 million for Muscle Shoals.

NOTE 17 - TRADE PAYABLES AND OTHER

	At June 30, 2015		At December 31, 2014
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	822	—	659

Other payables	5	51	5	51
Employees’ entitlements	19	127	16	111
Deferred revenue	20	23	10	32
Taxes payable other than income tax	2	5	—	19

Total other	46	206	31	213

Total Trade payables and other	46	1,028	31	872

33

Financial Report – Half-Year ended June 30, 2015

NOTE 18 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

18.1 Main events of the six month ended period

The acquisition of Wise resulted in an increase of €8 million of the Group net pension liability.

The appreciation of the U.S. Dollar and Swiss Francs against the Euro resulted in an increase of respectively €27 million and €9 million of the Group net pension liability.

18.2 Actuarial assumptions

Pension and other post-employment benefit obligations and plan assets were updated based on the discount rates applicable as of June 30, 2015. Assumptions used (as summarized below) resulted in a €26 million actuarial gains (before deferred tax) recognized in Other Comprehensive Income in the six months ended June 30, 2015.

	At June 30, 2015	At December 31, 2014
	Discount rate	Discount rate
Switzerland	0.90%	1.15%
USA
Hourly pension	4.55%	4.15%
Salaried pension	4.70%	4.25%
OPEB	4.45%	4.05%
France
Retirements	2.35%	1.90%
Other benefits	2.00%	1.55%
Germany	2.35%	1.90%

18.3 Amounts recognized in the unaudited interim Consolidated statement of Financial Position

	At June 30, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	(687)	—	(687)	(612)	—	(612)
Fair value of plan assets	396	—	396	330	—	330

Deficit of funded plans	(291)	—	(291)	(282)	—	(282)
Present value on unfunded obligation	(119)	(258)	(377)	(127)	(245)	(372)

Net liabilities arising from defined benefit obligation	(410)	(258)	(668)	(409)	(245)	(654)

34

Financial Report – Half-Year ended June 30, 2015

18.4 Variation of the net pension liabilities

		At June 30, 2015			At December 31, 2014
(in millions of Euros)	Note	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net assets / (liabilities) recognized at beginning of year		(409)	(245)	(654)	(312)	(195)	(507)
Total amounts recognized in the Consolidated Income Statement		(15)	(10)	(25)	(20)	(10)	(30)
Actuarial gains / (losses) recognized in the SoCI		18	8	26	(101)	(29)	(130)
Actual employer contribution		17	9	26	34	15	49
Exchange rate losses		(17)	(19)	(36)	(10)	(26)	(36)
Net increase from acquisition	3	(6)	(2)	(8)	—	—	—
Reclassification to assets held for sale	22	2	1	3	—	—	—

Net assets / (liabilities) recognized at end of the period		(410)	(258)	(668)	(409)	(245)	(654)

18.5 Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended June 30, 2015			Three months ended June 30, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(4)	(2)	(6)	(4)	(1)	(5)
Past service cost	—	—	—	—	1	1
Net interest	(2)	(3)	(5)	(2)	(2)	(4)
Immediate recognition of losses arising over the period	—	(1)	(1)	—	—	—
Administrative expenses	(1)	—	(1)	(1)	—	(1)

Total (costs) / income recognized in the Consolidated Income Statement	(7)	(6)	(13)	(7)	(2)	(9)

	Six months ended June 30, 2015			Six months ended June 30, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(9)	(3)	(12)	(7)	(2)	(9)
Past service cost	—	—	—	—	9	9
Net interest	(5)	(5)	(10)	(5)	(4)	(9)
Immediate recognition of losses arising over the period	—	(2)	(2)	—	—	—
Administrative expenses	(1)	—	(1)	(1)	—	(1)

Total (costs) / income recognized in the Consolidated Income Statement	(15)	(10)	(25)	(13)	3	(10)

The expenses shown in this table are included as employee costs in the Consolidated Income Statement within employee benefit expense and in Other gains / (losses) - net (See Note 5 - Employee Benefit Expenses and Note 6 - Other Gains / (Losses) - Net).

35

Financial Report – Half-Year ended June 30, 2015

18.6 Analysis of amounts recognized in the unaudited interim Consolidated Statement of Comprehensive Income (SoCI)

	At June 30, 2015			At December 31, 2014
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Cumulative amount of losses recognized in the SoCI at beginning of year	132	36	168	27	4	31
Liability losses due to changes in assumptions	—	—	—	14	11	25
Liability (gains) / losses due to changes in financial assumptions	(22)	(8)	(30)	102	17	119
Liability experience (gains)/ losses arising during the period	—	—	—	(4)	1	(3)
Asset losses / (gains) arising during the period	4	—	4	(11)	—	(11)
Exchange rate losses	7	3	10	4	3	7

Total (gains) / losses recognized in SoCI	(11)	(5)	(16)	105	32	137

Cumulative amount of losses recognized in the SoCI at end of the period	121	31	152	132	36	168

18.7 Defined benefit pension obligation by countries

(in millions of Euros)	At June 30, 2015	At December 31, 2014
France	(131)	(139)
Germany	(135)	(148)
Switzerland	(275)	(224)
United States (A)	(523)	(473)

Defined benefit obligations	(1,064)	(984)

(A)	Includes €29 million for Muscle Shoals at June 30, 2015.

NOTE 19 - PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2015	47	10	53	110
Change in consolidation scope (Wise)	40	—	14	54
Additional provisions	—	4	3	7
Amounts used	—	(4)	(2)	(6)
Unused amounts reversed	(3)	—	(3)	(6)
Unwinding of discounts	1	—	—	1
Effects of changes in foreign exchange rates	5	—	1	6

At June 30, 2015	90	10	66	166

Current	7	4	33	44
Non-Current	83	6	33	122

Total provisions	90	10	66	166

36

Financial Report – Half-Year ended June 30, 2015

Legal claims and other costs:

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Maintenance of customers related provisions	15	14
Litigation	36	28
Disease claims	5	6
Other	10	5

Total provisions for legal claims and other costs	66	53

NOTE 20 - FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

20.1 Financial assets and liabilities by categories

		At June 30, 2015			At December 31, 2014
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss (A)	Total
Cash and cash equivalents	14	369	—	369	989	—	989
Trade receivables and Finance Lease receivables	13	658	—	658	458	—	458
Other financial assets		32	106	138	7	83	90

Total financial assets		1,059	106	1,165	1,454	83	1,537

		At June 30, 2015			At December 31, 2014
(in millions of Euros)		At amortized costs	At Fair Value through Profit and loss	Total	At amortized costs	At Fair Value through Profit and loss (A)	Total
Trade payables	17	822	—	822	659	—	659
Borrowings	16	2,178	—	2,178	1,252	—	1,252
Other financial liabilities		—	136	136	—	111	111

Total financial liabilities		3,000	136	3,136	1,911	111	2,022

(A)	Except for derivatives hedging the foreign currency risk associated with Wise’s purchase price. (See Note 3 – Acquisition of Wise entities)

Other financial assets and other financial liabilities are comprised of derivatives not designated as hedges and are with counterparties as follows:

	At June 30, 2015			At December 31, 2014
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives (third parties)	39	67	106	33	50	83
Other	—	32	32	—	7	7

Other financial assets	39	99	138	33	57	90

Derivatives (third parties)	42	94	136	40	71	111

Other financial liabilities	42	94	136	40	71	111

37

Financial Report – Half-Year ended June 30, 2015

20.2 Fair values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings approximates their fair value.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

20.3 Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

	At June 30, 2015
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	6	100	—	106
Other financial liabilities	29	107	—	136

	At December 31, 2014
(in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	2	81	—	83
Other financial liabilities	22	89	—	111

NOTE 21 - SHARE EQUITY PLANS

In addition to the Free share program, the Shareholding retention program, the Equity awards plan and the Co-investment plan, the Company awarded additional Restricted Stock Units (RSU) vesting after 2 or 3 years to some employees and to Board members.

The company also entered into a Performance-Based RSU agreement. This last agreement may grant a certain number of RSU (from 0 to 3) based on market and service conditions.

The expense recognized for the six months ended June 30, 2015 for all the share-based payments transactions amounted to €2 million.

(in millions of Euros)	At June 30, 2015	At December 31, 2014
As at January 1	775,338	659,942
Granted (A)	428,702	164,310
Forfeited	(48,033)	(48,914)
Exercised	(201,616)	—
Expired	—	—

As at end of period (B)	954,391	775,338

(A)	In the six months ended June 30, 2015, the Company awarded:
i.	224.702 additional Restricted Stock Units (RSU), vesting after 2 or 3 years, to some employees and to Board members,
ii.	204.000 rights to obtain RSU under a Performance-Based RSU agreement, vesting after 3 years.
(B)	For the Co-investment plan and the Performance-based RSU agreement, the number of potential shares included represents the number of rights awarded. Depending on the Total Shareholder Return performance over the vesting period, each right may eventually grant a certain number of RSUs ranging from 0 to 7 for the Co-investment plan and from 0 to 3 for the Performance-based RSU agreement.

38

Financial Report – Half-Year ended June 30, 2015

NOTE 22 - DISPOSALS, DISPOSALS GROUP CLASSIFIED AS HELD FOR SALE

The Group has decided the disposal of its plant in Carquefou (France) which is part of its Aerospace and Transportation operating segment. Offers from potential buyers have been received and are currently being reviewed.

In addition, the Group continues its disposal plan for another company from the Aerospace and Transportation operating segment. The committed disposal plan is still in progress.

(in millions of Euros)	At June 30, 2015	At December 31, 2014
Inventories	5	4
Trade receivables and other	5	8
Cash and Cash equivalents	4	2

Assets of disposal group classified as held for sale	14	14

Pensions and other post-employment benefits obligations	6	3
Trade payables and other	8	5

Liabilities of disposal group classified as held for sale	14	8

NOTE 23 - SUBSEQUENT EVENTS

No significant events have occurred since June 30, 2015.

39

Financial Report – Half-Year ended June 30, 2015

Management Statement

The Company management hereby declares that to the best of its knowledge:

•	the interim condensed consolidated financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, give a true and fair view of the assets, liabilities financial position and profit or loss of Constellium N.V. and the undertakings included in the consolidation as a whole; and

•	the half-year management report gives a true and fair view of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Amsterdam, August 12, 2015

Pierre Vareille

Chief Executive Officer

Didier Fontaine

Chief Financial Officer

40

Financial Report – Half-Year ended June 30, 2015

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

41

Constellium Headquarters

Tupolevlaan 41-61

1119 NW, Schiphol-Rijk

The Netherlands

Phone: +31 20 654 9780

Washington Plaza

40-44, rue Washington

75008 Paris

France

Phone: +33 1 73 01 46 00

http://www.constellium.com